Exhibit 99.1
Logistic Properties of the Americas Announces First Quarter 2026 Earnings Results
Growth Momentum Continues, as Revenues Grow 21.6% YoY and NOI increases 28.6%

SAN JOSÉ, Costa Rica, May 13, 2026 – Logistic Properties of the Americas (NYSE American: LPA) (together with its subsidiaries, “LPA” or “the Company”), announced today its unaudited consolidated financial results for the first quarter ended March 31, 2026 (“first quarter 2026” or “1Q26”). The financial results are expressed in U.S. dollars and are presented in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), which differ in certain significant respects from the U.S. Generally Accepted Accounting Principles (“GAAP”). This information should be read in conjunction with, and is qualified in its entirety by reference to, the Company’s condensed consolidated interim financial statements, including the notes thereto. All comparisons within this announcement are year-over-year (“YoY”), unless otherwise noted. LPA’s financial results are stated in U.S. dollars unless otherwise noted. LPA is a leading developer, owner, acquirer and manager of logistics and industrial real estate of institutional quality in the Americas, and one of the few internally managed, vertically integrated, and institutional-quality platforms operating across the region.

1Q26 Financial and Operating Highlights

•Revenue growth momentum accelerated in the first quarter, increasing 21.6%. Growth was mainly driven by a 39.9% increase in rental revenues in Peru, primarily reflecting the stabilization of newly constructed buildings in LPA’s Callao Logistics Park. Rental rate growth and a positive foreign exchange effect drove a 24.8% revenue increase in Colombia, while Mexico contributed $0.5 million of rental revenue generated by the two investment properties acquired in Puebla in August 2025.

•1Q26 Net Operating Income (NOI) increased 28.6% to $12.1 million in the first quarter of 2026, driven by improved operating leverage across the Colombia and Peru segments of LPA’s logistics platform.

•Same-Property Cash NOI increased 10.9% to $9.82 million in 1Q26, primarily due to rental rate growth and the expiration of rent abatements.

•Operating GLA increased 9.7% to 5.8 million square feet across 34 operating properties, compared to 5.3 million square feet across 31 operating properties as of March 31, 2025. Average rent per square foot increased 9.8% to $8.74, primarily driven by contractual rent escalators, positive leasing spreads, and favorable currency movements. As of March 31, 2026, the occupancy rate in LPA’s operating portfolio was 100.0%, compared to 98.0% as of March 31, 2025.

•General and administrative expenses increased 13.3% to $4.0 million in 1Q26, primarily reflecting a one‑time tax charge in Colombia in connection with a government‑declared emergency during the quarter.

CEO Commentary

We are off to an exceptional start in 2026. Revenue surged 21.6% year-over-year and NOI expanded 28.6%, underscoring the powerful earnings trajectory of our regional logistics platform as recently stabilized and acquired assets begin to fully ramp. Peru delivered standout performance, driven by the successful stabilization of new buildings at our Callao logistics park, anchored by the LEED Gold-certified facility delivered to PepsiCo, which sharply accelerated rental revenue growth. The DHL-anchored properties we acquired last year in Mexico added further fuel to the quarter, validating both the strategic value of our initial entry into this much larger, high-growth market and the significant opportunity ahead.

Just as importantly, this growth was powered by the strength of our underlying portfolio - not portfolio expansion alone. Same-Property Cash NOI climbed 10.9%, average rent per square foot rose 9.8%, and stabilized occupancy held at a full 100.0% across our operating portfolio. These results showcase the exceptional quality of our Class A logistics assets, the depth and durability of demand from global and regional tenants, and the significant pricing power we command with modern, well-located facilities in markets that remain structurally underserved. They also underscore the operating leverage materializing in our platform: NOI outpaced revenue growth for yet another quarter.

Equally notable, we delivered this performance against a backdrop of continued macroeconomic and political volatility across our markets and globally, including an unforeseen one-time emergency tax in Colombia, a presidential transition in Peru, and escalating conflict in the Middle East. While these developments created near-term noise and incremental costs, they in no way detract from the strength of our underlying operations, our team’s ability to navigate complex environments, or our conviction in the fundamentals and secular trends of the markets and global customers we serve. If anything, they reinforce our conviction. Across Costa Rica, Peru, Colombia, and Mexico, the fundamental mid- and long-term demand drivers remain firmly intact and increasingly compelling: resilient domestic consumption, accelerating e-commerce adoption, supply chain regionalization, and pronounced structural undersupply of institutional-quality logistics infrastructure. Combined with the strength of our platform and the caliber of our team, we are exceptionally well positioned to continue capturing this opportunity.

Against this backdrop, we remain laser-focused on disciplined capital allocation, proactive asset management, and long-term value creation as a fully integrated, internally managed logistics and industrial real estate company. Our execution is deliberate, and our strategy is built to compound value through cycles. With roughly 92% of our development pipeline already pre-leased, meaningful embedded rent growth potential, and a fully occupied operating portfolio, LPA is exceptionally well positioned to accelerate its expansion, scale its regional footprint, and further compound its earnings power. We are not just growing - we are strengthening our position as the only truly cross-border, diversified logistics partner for leading companies expanding across the Americas.

Quarter after quarter, we are delivering on our vision: bridging local insight with global impact.

Esteban Saldarriaga
Chief Executive Officer

Real Estate Portfolio

	As of March 31, 2026	As of December 31, 2025	As of March 31, 2025
Number of operating real estate properties	34	34	31
Operating GLA (sq. ft)	5,804,261	5,804,261	5,292,588
Leased area (sq. ft)	6,208,639	5,992,995	5,810,181
Number of tenants	57	58	57
Average rent per square foot	$8.74	$8.65	$7.96
Weighted average remaining lease term	4.7 years	4.9 years	5.0 years
Stabilized occupancy rate (% of GLA)	100.0%	100.0%	98.0%

Financial Performance
Revenues
(Amounts expressed in thousands dollars unless otherwise noted)

	For the three months ended March 31,
	2026	2025	% Chg.
Rental Revenue
Costa Rica	$6,198	$6,001	3.3%
Colombia	2,996	2,400	24.8%
Peru	4,706	3,364	39.9%
Mexico	461	—	NM
Unallocated revenue	38	75	(49.5)%
Total revenue	$14,398	$11,840	21.6%
Investment Property Operating Expenses
(Amounts expressed in thousands dollars unless otherwise noted)

	Three months ended March 31,
	2026	2025	% Chg.
Investment property operating expense
Costa Rica	$(935)	$(849)	10.1%
Colombia	(383)	(459)	(16.5%)
Peru	(905)	(1,030)	(12.2%)
Mexico	(19)	—	NM
Total investment property operating expense	$(2,242)	$(2,338)	(4.1%)
Supplemental Information

Please refer to LPA’s quarterly Supplemental Information and Management Discussion and Analysis, both of which are available on the Company’s Investor Relations website at https://ir.lpamericas.com
1Q26 Earnings Conference Call

When: Thursday, May 14, 2026, 9:00 a.m. Eastern Time 8:00 a.m. Central Time

Who: Mr. Esteban Saldarriaga, Chief Executive Officer, Mr. Paul Smith, Chief Financial Officer, and Mr. Camilo Ulloa, Investor Relations

Dial-in: +1 800 715 9871 (North American Toll-Free), +1 646 307 1963 (USA/International)

Conference ID: 1974421

Pre-Register: You may pre-register at any time at: https://events.q4inc.com/attendee/975311127. Callers will need to press # to be connected to an operator to access LPA’s financial results conference call via telephone.
Webcast: https://events.q4inc.com/attendee/975311127

A call recording will also be available for replay on LPA’s website for a limited time.

About Logistic Properties of the Americas

Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Latin America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies among others. LPA expects to continue its future growth with strong client relationships, and insight into and through the acquisition and development of high-quality, strategically located facilities in its target markets. As of March 31, 2026, LPA’s operating and development portfolio was comprised of 34 logistics facilities in Costa Rica, Colombia, Peru, and Mexico totaling approximately 580,118 square meters (or approximately 6.2 million sq. ft.) of gross leasable area. For more information visit https://ir.lpamericas.com.
Forward-Looking Statements

This press release contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this press release should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this press release may be considered forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore caution against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of NYSE American; (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission. There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made. Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.

Nothing within this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.
Investor Relations Contact:
Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
ir@lpamericas.com
Barbara Cano / Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com